Exhibit 99.1

IM Cannabis Closes Previously Announced Acquisition of Oranim
Pharm, Jerusalem’s Leading Medical Cannabis Pharmacy

Transaction expands IMC’s footprint into Israel’s largest city while positioning the
Company as one of the largest retailers of medical cannabis in the country

Toronto, Canada and Glil Yam, Israel – March 30, 2022 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, has completed the strategic acquisition of 51% of the rights in Oranim Pharm partnership (“Oranim Pharm”). Oranim Pharm is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. The acquisition was completed through IMC Holdings Ltd. ("IMC Holdings"), a wholly-owned subsidiary of IM Cannabis Corp., following receipt of all requisite approvals, including from the Israeli Medical Cannabis Agency ("IMCA").

Centrally located in Jerusalem, Oranim Pharm has a successful 14-year track record of serving the needs of its loyal customer base in the area. For the twelve months ending October 31, 2021, Oranim Pharm generated revenues of approximately $16.5 million, with a gross margin1 from Cannabis activity of approximately 25% and positive EBITDA1. Oranim Pharm holds a pharmacy license from the IMCA to sell medical cannabis to patients.

“The successful acquisition of Oranim Pharm puts IM Cannabis at the forefront of medical cannabis distribution in Israel,” said Oren Shuster, Chief Executive Officer of IM Cannabis. “As we make further progress with our vertical integration strategy, this transaction expands our reach in Israel with a strategic entry point into the country’s largest city. In addition, our ability to sell IMC brands directly through the pharmacies we own allows us to increase our margin profile while providing local medical cannabis patients with increased access to high-quality, premium cannabis. Given the rapid growth and potential upcoming legislative reform in the Israeli medical cannabis market, we view the addition of Oranim Pharm to the IMC family as a timely and mission-critical contribution to our near- and long-term success.”

Transaction Details

All amounts below are in Canadian dollars unless otherwise stated.

IMC Holdings acquired 51.3% of the outstanding ordinary shares of Oranim Plus Pharm Ltd., an Israeli company holding 99.5% of the rights in Oranim Pharm, resulting in IMC Holdings holding 51% of the rights in Oranim (the “Acquisition”).

As first announced in December 2021, IMC Holdings signed a definitive agreement in respect of the Acquisition for total consideration of approximately NIS 11.94 million (approximately $4.6 million), to be paid in cash and common shares of the Company. The cash consideration component of approximately NIS 10.40 million (approximately $4.0 million) was to be paid in two installments, with 50% (NIS 5.2 million) paid at signing of the definitive agreement and 50% (NIS 5.2 million) will be payable in the first quarter of 2023. In satisfaction of the share consideration component of NIS 1.54 million (approximately $600,000), the Company issued 251,001 common shares at a deemed issue price of US$1.9 (approximately $2.37) per share, calculated based on the average closing price of the common shares of the Company on the Nasdaq Capital Market for the 14 trading day period immediately preceding March 28, 2022. The shares issued as part of the Acquisition are subject to a staggered three-month lockup commencing at closing.

1 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs through IMC Holdings in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements regarding the anticipated benefits of the Acquisition, legislative reform in the Israeli medical cannabis market and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; the ability of the Company to successfully integrate the Oranim Pharm into its existing operations; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Germany and Canada; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel and Germany; conflict in Eastern Europe; and unexpected disruptions to the operations and businesses of the Company as a result of the ongoing COVID-19 global pandemic or other disease outbreaks.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Financial Metrics

This press release includes reference to "EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Oranim Pharm's financial performance as context for the Acquisition. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Investor Relations:
Brooks Hamilton, Director
MZ Group – MZ North America
+1 949-546-6326
IMCC@mzgroup.us